1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROLL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

August 15, 2013

VIA EDGAR

Ms. Deborah Skeens

Mr. Jeff Foor

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Credit Strategies Fund (“GSCSF”)
SEC File Numbers: 333-163451 and 811-22280

Dear Ms. Skeens and Mr. Foor:

This letter responds to one of the comments provided to me on our August 2, 2013 telephone conference, with respect to your review of the preliminary joint proxy materials of the Goldman Sachs Trust (“GST”), the Goldman Sachs Variable Insurance Trust (“GSVIT”) and GSCSF, as filed with the U.S. Securities and Exchange Commission (“SEC”) on July 26, 2013 (“Preliminary Proxy Materials”).

Pursuant to your request, GSCSF hereby confirms that it will no longer be included in the proxy solicitation described in the Preliminary Proxy Materials. References to GSCSF will be removed in the definitive proxy materials filed with the SEC on behalf of GST and GSVIT.

Please call the undersigned at (202) 261-3458 or Geoffrey R.T. Kenyon at (617) 728-7126 if you wish to discuss this correspondence further.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matthew Wolfe, Vice President, Goldman Sachs Asset Management, L.P.

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